SECURI 12010019 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10999

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/10** (MM/DD/YY) AND ENDING **09/30/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James & Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II **727-567-1000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CL-D 1/28/12

RAYMOND JAMES &ASSOCIATES INC. AND SUBSIDIARIES.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2011

SUMMARY OF CONTENTS

RAYMOND JAMES®

November 23, 2011

Gentlemen:

We, the undersigned, officers of Raymond James & Associates, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Consolidated Financial Statements and supplementary schedules.

Pursuant to Rule 418.15 we have made available to our members and allied members, the Consolidated Financial Statements and Computation of Net Capital for the fiscal year ended September 30, 2011.

OATH OR AFFIRMATION

We, Thomas A. James and Richard B. Franz II, officers of Raymond James & Associates, Inc., affirm, to the best of our knowledge and belief, that the accompanying Consolidated Financial Statements and supporting schedules pertaining to the firm of Raymond James & Associates, Inc., as of September 30, 2011, are true and correct. We further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

Thomas A James
Chief Executive Officer

Richard B. Franz II
Chief Financial Officer

State of Florida
County of Pinellas

Before me personally appeared Thomas A. James and Richard B. Franz II, to me well known and known to me to be the persons described in and who executed the foregoing instrument, and acknowledged to me and before me, that Thomas A. James and Richard B. Franz II executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 23rd day of November, A.D., 2011.

Joanne Detlor
Notary Public
State of Florida at Large

JOANNE DETLOR
Commission # DD 857504
Expires February 3, 2013
Bonded Thru Troy Fain Insurance 800-385-7019

My commission expires:____________________

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Raymond James & Associates, Inc.:

We have audited the accompanying consolidated statement of financial condition of Raymond James & Associates, Inc. and subsidiaries (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 30, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond James & Associates, Inc. and subsidiaries as of September 30, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 23, 2011
Certified Public Accountants

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
September 30, 2011
(in thousands, except share and par value amounts)

Assets:		
Cash and cash equivalents	$	482,113
Assets segregated pursuant to federal regulations		3,118,415
Securities purchased under agreements to resell		58,904
Securities owned, at fair value ($206,577 pledged as collateral)		383,224
Receivables:		
Brokerage clients, net		1,463,699
Securities borrowed		208,208
Brokers, dealers and clearing organizations		43,695
Other		330,873
Deposits with clearing organizations		83,355
Prepaid expenses and other assets		23,074
Property and equipment, net		135,327
Deferred income taxes, net		41,519
Total assets	$	6,372,406
Liabilities and stockholder's equity:		
Securities sold, but not yet purchased, at fair value	$	66,939
Securities sold under agreements to repurchase		188,745
Payables:		
Brokerage clients		3,734,625
Securities loaned		814,573
Brokers, dealers and clearing organizations		53,549
Accrued compensation, commissions and benefits		223,730
Accrued expenses and other liabilities		73,780
Payables to affiliates		220,231
Income taxes payable		33,586
Loans payable		52,754
Total liabilities		5,462,512
Stockholder's equity:		
Common stock - $.10 par value; authorized 4,000,000 shares; issued and outstanding 1,083,500 shares		108
Additional paid-in capital		255,498
Retained earnings		654,490
Accumulated other comprehensive loss		(202)
Total stockholder's equity		909,894
Total liabilities and stockholder's equity	$	6,372,406

See accompanying Notes to Consolidated Statement of Financial Condition.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Raymond James & Associates, Inc. ("RJ&A") is a Florida corporation and a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or "Parent"). RJ&A is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC"). RJ&A, together with its wholly owned subsidiaries, ("we," "our," "ours," or "us") is engaged in most aspects of securities distribution and investment banking. We also offer financial planning services for individuals and provide clearing services for Raymond James Financial Services, Inc. ("RJFS", a wholly owned subsidiary of RJF), Raymond James Financial Services Advisors, Inc. ("RJFSA", a wholly owned subsidiary of RJF), other affiliated entities and unaffiliated broker-dealers. We are a member of the New York Stock Exchange Euronext ("NYSE"), NASDAQ OMX Group, NYSE AMEX Equities, NASDAQ OMX PHLX, Chicago Board Options Exchange and Chicago Stock Exchange. We are also a member of the Securities Industry Association, Financial Industry Regulatory Authority ("FINRA"), National Futures Association ("NFA") and Securities Investor Protection Corporation. Through membership in the NFA, we are regulated by the Commodity Futures Trading Commission ("CFTC").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We conform to our Parent's fiscal year end of September 30. The accompanying Consolidated Statement of Financial Condition includes the accounts of RJ&A and its wholly owned subsidiaries, Planning Corporation of America ("PCA"), a general insurance agency representing a number of insurance companies, and Raymond James Geneva S.A. ("RJG"), a financial services firm based in Geneva, Switzerland. All material intercompany balances and transactions have been eliminated in consolidation.

The Consolidated Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below:

Accounting estimates and assumptions

The preparation of the Consolidated Statement of Financial Condition in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Consolidated Statement of Financial Condition.

Securities Transactions

Securities transactions are recorded on a trade date basis.

Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments not held for resale with original maturities of 90 days or less, other than those used for trading purposes.

Assets segregated pursuant to federal regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, as a broker-dealer carrying client accounts, we are subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of our clients. Segregated assets at September 30, 2011 consist of cash.

Repurchase agreements

We purchase short-term securities under agreements to resell ("reverse repurchase agreements"). Additionally, we sell securities under agreements to repurchase ("repurchase agreements"). Both reverse repurchase and repurchase agreements are accounted for as collateralized financings and are carried at contractual amounts plus accrued interest. Our policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the reverse repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, securities are valued daily, and cash is obtained from or returned to the counterparty when contractually required. These reverse repurchase agreements generally mature on the next

business day, and may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

Securities owned, securities sold but not yet purchased, and fair value

Securities owned and securities sold but not yet purchased are recorded at fair value. Fair value is defined by GAAP as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date.

In determining the fair value of our financial instruments in accordance with GAAP, we use various valuation approaches, including market and/or income approaches. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when assumptions from market participants are not readily available, our own assumptions reflect those that we believe market participants would use in pricing the asset or liability at the measurement date. GAAP provides for the following three levels to be used to classify our fair value measurements:

Level 1 – Financial instruments included in Level 1 are highly liquid instruments with quoted prices in active markets for identical assets or liabilities. These include equity securities traded in active markets and certain U.S. Treasury securities, other governmental obligations, or publicly traded corporate debt securities.

Level 2 – Financial instruments reported in Level 2 include those that have pricing inputs that are other than quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (i.e., prices for similar instruments). Instruments that are generally included in this category are equity securities that are not actively traded, corporate obligations infrequently traded, certain government and municipal obligations, certain asset-backed securities ("ABS") consisting of certain collateralized mortgage obligations ("CMOs"), and certain mortgage-backed securities ("MBS").

Level 3 – Financial instruments reported in Level 3 have little, if any, market activity and are measured using our best estimate of fair value, where the inputs into the determination of fair value are both significant to the fair value measurement and unobservable. These valuations require significant judgment or estimation. Instruments in this category generally include equity securities with unobservable inputs, certain non-agency CMOs, certain non-agency ABS and certain municipal and corporate obligations.

GAAP requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when performing our fair value measurements. The availability of observable inputs can vary from instrument to instrument and, in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

We offset our long and short positions for a particular security recorded at fair value as part of our securities owned (long positions) and securities sold but not yet purchased (short positions), when the long and short positions have identical Committee on Uniform Security Identification Procedures numbers ("CUSIPs").

Valuation techniques

The fair value for certain of our financial instruments is derived using pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of our financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. In accordance with GAAP, the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For equity securities, our definition of actively traded is based on average daily volume and other market trading statistics. We have determined the market for certain other types of financial instruments, including certain CMOs, ABS and certain collateralized debt obligations, to be volatile, uncertain or inactive as of September 30, 2011. As a result, the valuation of these financial instruments included significant management judgment in determining the relevance and reliability of market information available. We considered the inactivity of the market to be evidenced by several factors, including a continued decreased price transparency caused by decreased volume of trades relative to historical levels, stale transaction prices and transaction prices that varied significantly either over time or among market makers.

The specific valuation techniques utilized for the categorization of financial instruments presented in our Consolidated Statement of Financial Condition are described below.

When available, we use quoted prices in active markets to determine the fair value of our trading securities. Such instruments are classified within Level 1 of the fair value hierarchy. Examples include exchange traded equity securities and liquid government debt securities.

When instruments are traded in secondary markets and quoted market prices do not exist for such securities, we utilize valuation techniques including matrix pricing to estimate fair value. Matrix pricing generally utilizes spread-based models periodically re-calibrated to observable inputs such as market trades or to dealer price bids in similar securities in order to derive the fair value of the instruments. Valuation techniques may also rely on other observable inputs such as yield curves, interest rates, expected principal repayments and default probabilities. Instruments valued using these inputs are typically classified within Level 2 of the fair value hierarchy. Examples include certain municipal debt securities, corporate debt securities, agency MBS, and restricted equity securities in public companies. We utilize prices from independent services to corroborate our estimate of fair value. Depending upon the type of security, the pricing service may provide a listed price, a matrix price or use other methods including broker-dealer price quotations.

Positions in illiquid securities that do not have readily determinable fair values require significant judgment or estimation. For these securities, we use pricing models, discounted cash flow methodologies or similar techniques. Assumptions utilized by these techniques include estimates of future delinquencies, loss severities, defaults and prepayments or redemptions. Securities valued using these techniques are classified within Level 3 of the fair value hierarchy. For certain CMOs, where there has been limited activity or less transparency around significant inputs to the valuation, such as assumptions regarding performance of the underlying mortgages, these securities are currently classified as Level 3 even though we believe that Level 2 inputs will likely be obtainable should markets for these securities become more active in the future.

Brokerage client receivables, loans to financial advisors and allowance for doubtful accounts

Brokerage client receivables are principally for amounts due on cash and margin transactions and are generally collateralized by securities owned by the clients. Receivables from broker-dealer clients are reported at their outstanding principal balance, adjusted for any allowance for doubtful accounts. When a broker-dealer receivable is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in our Consolidated Statement of Financial Condition.

We offer loans to financial advisors and certain key revenue producers, primarily for recruiting and retention purposes. These loans are generally repaid over a five to ten year period with interest recognized as earned. There are no fees or costs associated with these loans. We assess future recoverability of these loans through analysis of individual financial advisor production or other performance standards. Based upon the nature of these financing receivables, we do not analyze this asset on a portfolio segment or class basis. Further, the aging of this receivable balance is not a determinative factor in computing our allowance for doubtful accounts, as concerns regarding the recoverability of these loans primarily arises in the event that the financial advisor becomes no longer affiliated with us. In the event that the financial advisor becomes no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us. In determining the allowance for doubtful accounts related to former employees, management considers a number of factors including; any amounts due at termination, the reasons for the terminated relationship, the former financial advisor's overall financial position, and our historical collection experience. When the review of these factors indicates that further collection activity is highly unlikely, the outstanding balance of such loan is written-off and the corresponding allowance is reduced.

Securities borrowed and securities loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings and recorded at the amount of collateral advanced or received. In securities borrowed transactions, we are generally required to deposit cash with the lender. With respect to securities loaned, we generally receive collateral in the form of cash in an amount in excess of the market value of securities loaned. We monitor the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Deposits with clearing organizations

Deposits with clearing organizations consist of deposits of cash or other short-term securities held by other clearing organizations or exchanges.

Property and equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is primarily provided for using the straight-line method over the estimated useful lives of the assets, which range from two to seven years for software, two to five years for furniture, fixtures and equipment, and 10 to 31 years for buildings, building components, building improvements and land improvements. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the assets. Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

Leases

We lease office space and equipment under operating leases. The lease term commences on the earlier of the date when we become legally obligated for the rent payments or the date on which we take possession of the property. For tenant improvement allowances and rent holidays, we record a deferred rent liability in accrued expenses and other liabilities in the Consolidated Statement of Financial Condition and amortize the deferred rent over the lease term.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable reported on the Statement of Financial Condition are payable to RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, on a pro-rata method. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our Consolidated Statement of Financial Condition or tax returns. GAAP recognizes that the final outcome of certain tax positions we may take are uncertain, and provides standards for reflecting these uncertainties in our financial statements. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 12 for further information on our income taxes.

Share-based compensation

Certain employees participate in various RJF incentive stock option and restricted stock plans which provide for the issuance of RJF common stock or restricted stock units. RJF estimates the fair value of share-based awards on the date of grant. See Note 13 for further information.

Foreign currency translation

We consolidate our foreign subsidiary. The Statement of Financial Condition of RJG is translated at exchange rates as of the period end. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars are included in accumulated other comprehensive loss, a component of stockholder's equity.

Legal liabilities

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, we accrue a minimum based on the range of possible loss. No liability is recognized for those matters which, in managements judgment, the determination of a reasonable estimate of loss is not possible.

We record liabilities related to legal proceedings in accrued expenses and other liabilities. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of one of our employees; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the liability balance is adjusted as deemed appropriate by management. Lastly, each case is reviewed to determine if it is probable that insurance coverage will apply, in which case the liability is reduced accordingly. The actual costs of resolving legal proceedings may be substantially higher or lower than the recorded liability amounts for those.

NOTE 3 – CASH AND CASH EQUIVALENTS, ASSETS SEGREGATED PURSUANT TO FEDERAL REGULATIONS AND DEPOSITS WITH CLEARING ORGANIZATIONS

Our cash equivalents include money market funds or highly liquid investments not held for resale with original maturities of 90 days or less. The following are financial instruments that are cash and cash equivalents or other investment balances which are readily convertible into cash:

	September 30, 2011
	(in thousands)
Cash and cash equivalents:	
Cash in banks	$ 482,108
Money market investments	5
Total cash and cash equivalents	482,113
Assets segregated pursuant to federal regulations [1]	3,118,415
Deposits with clearing organizations [2]	83,355
	$ 3,683,883

(1) Consists of cash maintained in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934. RJ&A, as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients.

(2) Consists of deposits of cash or other short-term securities held by other clearing organizations or exchanges. Deposits with clearing organizations to satisfy requirements at September 30, 2011 include $71,849,000 in cash and $11,506,000 in short-term securities.

NOTE 4 – FAIR VALUE

Recurring fair value measurements

Assets and liabilities measured at fair value on a recurring basis are presented below:

	September 30, 2011 (in thousands)			
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of September 30, 2011
Assets:				
Securities owned:				
Municipal obligations	$ -	$ 164,019	$ 375	$ 164,394
Corporate obligations	296	23,465	-	23,761
Government and agency obligations	15,471	13,485	-	28,956
Agency MBS and CMOs	31	147,725	-	147,756
Non-agency CMOs and ABS	-	5,302	50	5,352
Total debt securities	15,798	353,996	425	370,219
Equity securities	2,634	3,194	60	5,888
Other securities	30	7,087	-	7,117
Total securities owned	$ 18,462	$ 364,277	$ 485	$ 383,224
Liabilities:				
Securities sold, but not yet purchased:				
Municipal obligations	$ -	$ 607	$ -	$ 607
Corporate obligations	-	5,625	-	5,625
Government and agency obligations	55,745	-	-	55,745
Agency MBS and CMOs	159	-	-	159
Total debt securities	55,904	6,232	-	62,136
Equity securities	4,713	90	-	4,803
Total securities sold, but not yet purchased	$ 60,617	$ 6,322	$ -	$ 66,939

We had no significant transfers of financial instruments between Level 1 and Level 2 during the year ended September 30, 2011.

Changes in Level 3 recurring fair value measurements

The realized and unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable and unobservable inputs.

Additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended September 30, 2011, are presented below:

	Year ended September 30, 2011 Level 3 assets at fair value (in thousands)		
	Municipal obligations	Non-agency CMOs and ABS	Equity securities
Fair value September 30, 2010	$ 6,275	$ 3,930	$ 3,070
Realized/unrealized gains (losses) included in earnings	(661)	1,318	(23)
Purchases	1,050	12	688
Sales	(6,289)	(5,210)	(1,325)
Redemptions by issuer	-	-	(2,350)
Fair value September 30, 2011	$ 375	$ 50	$ 60
Change in unrealized gains (losses) related to securities held at September 30, 2011	$ 203	$ (99)	$ (23)

Sales of Level 3 securities include $5,984,000 of municipal obligations and $1,325,000 of equity securities which were sold to an affiliate during fiscal year 2011, at fair value. See Note 15 for additional information on the sale of auction rate securities to an affiliate.

Fair value option

The fair value option is an accounting election that allows the reporting entity to apply fair value accounting for certain financial assets and liabilities on an instrument-by-instrument basis. As of September 30, 2011, we have elected not to choose the fair value option for any of our financial assets or liabilities not already recorded at fair value.

Other fair value disclosures

Many, but not all, of the financial instruments we hold are recorded at fair value in the Consolidated Statement of Financial Condition.

The following represent financial instruments in which the ending balance at September 30, 2011 is not carried at fair value on our Consolidated Statement of Financial Condition:

Short-term financial instruments: The carrying value of short-term financial instruments, including cash and cash equivalents, assets segregated pursuant to federal regulations and securities either purchased or sold under agreement to resell are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose us to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates.

Receivables and other assets: Brokerage client receivables, receivables from broker-dealers and clearing organizations, securities borrowed receivables, other receivables and certain other assets are recorded at amounts that approximate fair value.

Loans payable: The fair value of the mortgage note payable associated with the financing of our home office complex is based upon an estimate of the current market rates for similar loans.

Payables: Brokerage client payables, payables due to broker-dealers and clearing organizations, securities loaned payables, and certain other liabilities are recorded at amounts that approximate fair value.

For those financial instruments which the fair value is not reflected on the Consolidated Statement of Financial Condition, we have estimated their fair value in part based upon our assumptions, the estimated amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimated fair values. Accordingly, the net realizable values could be materially different from the estimates presented below. We are not required to disclose the fair value of nonfinancial instruments including property, equipment and leasehold improvements.

The carrying amounts and estimated fair values of our financial instruments that are not carried at fair value are as follows:

	September 30, 2011 (in thousands)	
	Carrying Amount	Estimated Fair Value
Financial liabilities:		
Loans payable	$ 52,754	$ 54,799

NOTE 5 – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and securities sold, but not yet purchased consist of trading and investment securities at fair value as follows:

	September 30, 2011 (in thousands)	
	Securities owned, at fair value	Securities sold, but not yet purchased, at fair value
Municipal obligations	$ 164,394	$ 607
Corporate obligations	23,761	5,625
U.S. government and agency obligations	28,956	55,745
Agency MBS and CMOs	147,756	159
Non-agency CMOs and ABS	5,352	-
Equity securities	5,888	4,803
Other securities	7,117	-
Total	$ 383,224	$ 66,939

See Note 4 for information regarding the fair value of securities owned and securities sold, but not yet purchased.

NOTE 6 – RECEIVABLES AND PAYABLES

Receivables from brokerage clients

Receivables from brokerage clients include amounts arising from typical cash or margin transactions and fees receivable. Margin receivables are collateralized by securities owned by brokerage clients. Such collateral is not reflected in the accompanying Consolidated Statement of Financial Condition. The amount receivable from clients is as follows:

	September 30, 2011 (in thousands)
Brokerage client receivables	$ 1,465,869
Allowance for doubtful accounts	(2,170)
Brokerage client receivables, net	$ 1,463,699

Payables to brokerage clients

Payables to brokerage clients include brokerage client funds on deposit awaiting reinvestment or amounts owed to clients for securities transactions. We pay interest at varying rates for qualifying client funds on deposit. The following table presents a summary of such payables:

	September 30, 2011
	(in thousands)
Brokerage client payables:	
Interest-bearing	$ 3,495,944
Non-interest-bearing	238,681
Total brokerage client payables	$ 3,734,625

Receivables from and payables to brokers, dealers and clearing organizations

	September 30, 2011 (in thousands)	
	Receivables from brokers, dealers and clearing organizations	Payables to brokers, dealers and clearing organizations
Securities failed to deliver/receive	$ 20,638	$ 18,801
Open transactions, net	-	9,981
Dividends and interest	23,057	24,767
	$ 43,695	$ 53,549

Securities failed to deliver represent receivables for securities sold that we have not delivered, the settlement date has passed, and the cash owed to us has not been received. Securities failed to receive represent payables for securities purchased that we have not yet received, or paid for, and the settlement date has passed. Open transactions are amounts receivable and payable for securities that have not reached the contractual settlement dates and are recorded net on the Consolidated Statement of Financial Condition.

Receivables from employees

We make loans to employees, primarily financial advisors and certain key revenue producers, for recruiting and retention purposes. The amount of loans to employees which are included in other receivables on our Consolidated Statement of Financial Condition are as follows:

	September 30, 2011
	(in thousands)
Employee loans	$ 162,344
Allowance for doubtful accounts	(962)
Employee loans, net	$ 161,382

Of the net loan receivable balance presented above, the portion from financial advisors who are no longer affiliated with us, after consideration of the allowance for doubtful accounts, is approximately $963,000.

NOTE 7 – RELATED PARTY TRANSACTIONS

Pursuant to formal clearing agreements, we clear trades for RJFS, RJFSA and other affiliated entities. We confirm securities trades, process securities movements, record transactions with clients in their accounts and collect commissions and fees on behalf of such affiliates.

We participate with our Parent and affiliates in certain revenue and expense sharing agreements which result in receivables from and payables to affiliates. Based on the terms in these agreements, our allocations may not be inclusive of all economic benefits received from or provided to our Parent or affiliates. Receivable from affiliates of $3,681,000 at September 30, 2011, which is included in other receivables, and payable to affiliates of $220,231,000 at September 30, 2011, which includes $2,905,000 of receivables netted in this balance, reflect amounts receivable and payable for these related party transactions. The related party transactions that give rise to these receivables and payables are settled monthly with cash transfers.

We manage cash for our Parent. Also included in payables to affiliates at September 30, 2011 is $221,039,000 of cash and cash equivalents which we invest for our Parent in conjunction with our own proprietary cash investing activities.

See Note 15 for information on the repurchase of auction rate securities by an affiliate on our behalf.

NOTE 8 - PROPERTY AND EQUIPMENT:

	September 30, 2011 (in thousands)
Land	$ 8,406
Construction in process	2,196
Software	67,606
Buildings, leasehold and land improvements	150,430
Furniture, fixtures, and equipment	119,539
	348,177
Less: Accumulated depreciation and amortization	(212,850)
Property and equipment, net	$ 135,327

NOTE 9 – LOANS PAYABLE

The following table presents our available financing arrangements with affiliates and third-party lenders:

	September 30, 2011 (in thousands)			
	Committed secured	Uncommitted secured	Uncommitted unsecured	Total
Arrangements with third parties	$ 425,000	$ 1,035,100	$ 375,000	$ 1,835,100
Arrangements with affiliates	-	120,000	-	120,000
Total	$ 425,000	$ 1,155,100	$ 375,000	$ 1,955,100

Committed secured facilities provided by commercial banks in our name include a $100,000,000 bilateral repurchase agreement, $225,000,000 in tri-party repurchase agreements, and a $100,000,000 line of credit. The required market value of the collateral ranges from 102% to 133%.

Uncommitted secured facilities in our name include $235,100,000 in lines of credit and $800,000,000 in bilateral repurchase agreements provided by commercial banks, and $120,000,000 in tri-party repurchase agreements with affiliates.

Uncommitted unsecured facilities provided by commercial banks include $375,000,000 in lines of credit. Lenders are under no contractual obligation to lend to us under uncommitted credit facilities.

The interest rates for all of our financing facilities are variable and are based on the Fed Funds rate or LIBOR. For the fiscal year ended September 30, 2011, interest rates on the utilized financing facilities ranged from (on a 360 days per year basis) 0.19% to 1.75%.

At September 30, 2011, there were collateralized financings outstanding in the amount of $188,745,000. These other collateralized financings are included in securities sold under agreements to repurchase on the Consolidated Statement of Financial Condition. These financings are collateralized by non-customer, RJ&A-owned securities.

Loans payable consists of mortgage loans of $52,754,000 for the financing of our headquarters office complex. These mortgage loans are secured by land, buildings, and improvements with a net book value of $59,369,000 at September 30, 2011. They bear interest at 5.7% with monthly interest and principal debt service and a January 2023 maturity. Principal payments under this mortgage note payable for the succeeding fiscal years are as follows:

	September 30, 2011 (in thousands)
Fiscal 2012	$ 3,445
Fiscal 2013	3,647
Fiscal 2014	3,860
Fiscal 2015	4,086
Fiscal 2016	4,325
Thereafter	33,391
Total	$ 52,754

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business we purchase and sell securities as either principal or agent on behalf of our clients. If either the client or counterparty fails to perform, we may be required to discharge the obligations of the nonperforming party. In such circumstances, we may sustain a loss if the market value of the security is different from the contract value of the transaction.

We also act as an intermediary between broker-dealers and other financial institutions whereby we borrow securities from one broker-dealer and then lend them to another. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions. We measure the market value of the securities borrowed and loaned against the cash collateral on a daily basis. The market value of securities borrowed and securities loaned was $112,955,000 and $110,349,000 at September 30, 2011, respectively. The contract value of securities borrowed and securities loaned was $120,452,000 and $133,385,000, respectively, at September 30, 2011. Additional cash is obtained as necessary to ensure such transactions are adequately collateralized. If another party to the transaction fails to perform as agreed (for example, fails to return a security loaned or fails to return cash collateral we provided for securities borrowed), we may incur a loss if the market value of the security is different from the contract amount of the transaction.

We have also loaned, to broker-dealers and other financial institutions, certain eligible securities owned by clients and others for which we have received cash. The market value of securities loaned was $660,769,000 at September 30, 2011. The contract value of securities loaned was $681,188,000 at September 30, 2011. If a borrowing institution or broker-dealer does not return a security, we may be obligated to purchase the security in order to return it to the owner. In such circumstances, we may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the collateral received from the financial institution or the broker-dealer.

We have sold securities that we do not currently own and will, therefore, be obligated to purchase such securities at a future date. We have recorded a liability of $66,939,000 at September 30, 2011 which represents the market value of such securities. (See Notes 4 and 5 for further information.) We are subject to loss if the market price of those securities not covered by a hedged position increases subsequent to fiscal year end. We utilize short positions on government obligations and equity securities to economically hedge long proprietary inventory positions. At September 30, 2011, we have $55,745,000 in short positions on government obligations, $159,000 in short positions on agency MBS, and $3,290,000 in short positions on equity securities which represent economic hedge positions.

We enter into security transactions on behalf of our clients and other brokers involving forward settlement. Forward contracts provide for the delayed delivery of the underlying instrument. The contractual amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The gain or loss on these transactions is recognized on a trade date basis. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. Our exposure to market risk is determined by a number of factors, including the duration, size, composition and diversification of positions held; the absolute and relative levels

of interest rates; and market volatility. The credit risk for these transactions is generally limited to the unrealized market valuation gains recorded in the Consolidated Statement of Financial Condition.

The majority of our transactions and, consequently, the concentration of our credit exposure are with clients, broker-dealers and other financial institutions in the U.S. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations. Our exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. We seek to mitigate our credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings. We monitor collateral levels on a daily basis for compliance with regulatory and internal guidelines and request changes in collateral levels as appropriate.

NOTE 11 – NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of the NYSE and FINRA, we are also subject to their rules, whose requirements are substantially the same. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. Rule 15c3-1 also provides for an "alternative net capital requirement" which we have elected. Regulations require that the minimum net capital, as defined, be equal to the greater of $1,000,000 or two percent of aggregate debit items arising from client transactions. FINRA may require a member firm to reduce its business if its net capital is less than four percent of aggregate debit items and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than five percent of aggregate debit items.

Our net capital position is as follows:

	September 30, 2011 (in thousands)
Net capital	$ 409,869
Less: Required net capital	(30,340)
Excess net capital	$ 379,529
Net capital as a percentage of aggregate debit items	27.02%

At September 30, 2011, our deposit requirement for the proprietary accounts of introducing brokers was $2,482,000.

Through membership in the NFA, we are regulated by the CFTC. Because we do not carry customer commodities positions, carry customer contracts of sale of any commodity for future delivery or perform custodian functions relating to such commodities or contracts, we do not perform the daily computations of the segregation requirements of Section 4d(a)(2) (and Regulation 30) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based upon such computations, nor do we perform the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

NOTE 12 – FEDERAL AND STATE INCOME TAXES

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset (liability) items are as follows:

	September 30, 2011
	(in thousands)
Deferred tax assets:	
Capital expenditures	$ 1,657
Accrued expenses	12,775
Deferred compensation	26,624
Other	2,697
Total deferred tax assets	43,753
Deferred tax liabilities:	
Accelerated depreciation	(2,131)
Unrealized gains on securities	(103)
Total deferred tax liabilities	(2,234)
Net deferred tax assets	$ 41,519

No valuation allowance associated with our deferred tax asset is required at September 30, 2011, as management believes it is more likely than not that the deferred tax asset is realizable based on the ability to net losses against consolidated taxable income of the affiliated group, carryback losses against prior year consolidated taxable income and expectations of future taxable income.

At September 30, 2011 our liability for unrecognized tax benefits is $807,000. Accrued interest and penalties as of September 30, 2011 are $287,000, which are included in other liabilities on our Consolidated Statement of Financial Condition.

The aggregate changes in the liability for unrecognized tax benefits including interest and penalties are as follows:

	September 30, 2011
	(in thousands)
Liability for unrecognized tax benefits at October 1, 2010	$ 933
Increases for tax positions related to the current year	354
Decreases for tax positions related to prior years	(88)
Decreases due to lapsed statute of limitations	(392)
Liability for unrecognized tax benefits at September 30, 2011	$ 807

We are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. We also file separate income tax returns in certain states and local jurisdictions. With few exceptions, we are generally no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2011 for federal tax returns and fiscal year 2007 for state and local tax returns. Certain transactions occurring in fiscal year 2011 are currently being examined under the IRS Compliance Assurance Program. This program accelerates the examination of key issues in an attempt to resolve them before the tax return is filed. Certain state and local returns are also currently under various stages of audit. The fiscal year 2011 IRS audit and state audits in process are expected to be completed in fiscal year 2012.

NOTE 13 – EMPLOYEE BENEFIT PLANS

We participate, along with other affiliated companies, in various qualified and non-qualified savings, incentive stock option and restricted stock plans of RJF. RJF allocates the cost of providing these plans to us based on the actual cost per employee. The qualified plans include profit sharing, employee stock ownership, 401(k), employee stock purchase and incentive stock

options plans. The profit sharing plan and employee stock ownership plan ("ESOP") provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Directors on a discretionary basis. The profit sharing plan and ESOP benefits become fully vested after six years of qualified service. The 401(k) plan provides for us to match 100% of the first $500 and 50% of the next $500 of compensation deferred by each participant annually. The employee stock purchase plan allows employees to choose each year to have up to 20% of their annual compensation specified to purchase RJF's common stock. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25,000. The purchase price of the stock is 85% of the market price on the day prior to the purchase date. Non-qualified plans, available to only certain employees, include a Long-Term Incentive Plan ("LTIP"), restricted stock, stock bonus, stock options and employee investment funds. LTIP is a non-qualified deferred compensation plan that provides benefits to employees who meet certain compensation or production requirements. Contributions to the qualified plans and the LTIP contribution are made in amounts approved annually by RJF's Board of Directors.

Certain employees participate in various RJF incentive stock option and restricted stock plans which provide for the issuance of RJF common stock or restricted stock units. These awards are forfeitable in the event the employee is no longer associated with us, other than for death, disability or retirement. RJF measures compensation expense for share-based awards made to our employees based on estimated fair values on the date of grant and allocates the expense to us. Compensation cost is recognized for all share-based compensation with future service requirements over the applicable vesting periods using the straight-line method. Options granted before August 21, 2008 are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is our employee at that time, disabled, deceased or recently retired. Options granted on or after August 21, 2008 are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is our employee or has terminated within 45 days, disabled, deceased or recently retired.

The fair value of each fixed option grant for these plans is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock option grants as of September 30, 2011:

Dividend yield	1.80%
Expected volatility	43.74%
Risk-free interest rate	1.41%
Expected lives	4.95 years

The dividend yield assumption is based on RJF's current declared dividend as a percentage of the stock price. The expected volatility assumption is based on RJF's historical stock price and is a weighted average combining (1) the volatility of the most recent year, (2) the volatility of the most recent time period equal to the expected lives assumption, and (3) the annualized volatility of the price of RJF stock since the late 1980's. The risk-free interest rate assumption is based on the U.S. Treasury yield curve in effect at the time of grant of the options. The expected lives assumption is based on the average of (1) the assumption that all outstanding options will be exercised at the midpoint between their vesting date and full contractual term and (2) the assumption that all outstanding options will be exercised at their full contractual term.

Under RJF's stock option plans we may grant options to certain employees. A summary of option activity of stock option plans available for grants to employees for the fiscal year ended September 30, 2011 is presented below:

	Options for shares	Weighted-average exercise price ($)	Weighted-average remaining contractual term (years)	Aggregate intrinsic value ($)
Outstanding at October 1, 2010	3,123,970	$ 26.30		
Granted	261,600	28.71		
Exercised	(842,874)	24.84		
Forfeited	(71,390)	26.30		
Expired	(6,490)	28.72		
Outstanding at September 30, 2011	2,464,816	$ 27.05	2.79	$ 3,706,000
Exercisable at September 30, 2011	427,065	$ 29.46	1.26	$ 95,000

The following activity occurred under RJF's stock option plans available for grants for the fiscal year ended September 30, 2011:

Weighted average grant date fair value per option	$ 9.62
Total intrinsic value of stock options exercised	$ 6,819,000
Total grant date fair value of stock options vested	$ 5,881,000

Under RJF's restricted stock plans we may grant awards to certain employees. The following activity occurred during the fiscal year ended September 30, 2011:

	Shares/Units	Weighted-average grant date fair value ($)
Non-vested at October 1, 2010	3,035,323	$ 26.39
Granted	977,873	31.29
Vested	(507,348)	30.38
Forfeited	(121,414)	26.24
Non-vested at September 30, 2011	3,384,434	$ 27.21

NOTE 14 – COLLATERAL:

The approximate market value of securities received (for this purpose, "collateral") that are not reflected on our Consolidated Statement of Financial Condition where we have the right under contract or custom to repledge as of September 30, 2011 are:

	Sources of collateral (in thousands)
Securities purchased under agreements to resell	$ 58,856
Securities received in securities borrowed vs. cash transactions	195,740
Collateral received for margin loans	1,248,290
Total	$ 1,502,886

Certain collateral was repledged. The approximate market values of collateral and financial instruments that we own and pledged as of September 30, 2011 are:

	Uses of collateral and trading securities (in thousands)
Securities sold under agreements to repurchase	$ 206,474
Securities delivered in securities loaned vs. cash transactions	771,118
Collateral used for deposits at clearing organizations	119,366
Total	$ 1,096,958

We utilize client margined securities to satisfy deposits with clearing organizations. At September 30, 2011, we had client margined securities valued at $107,981,000 pledged with a clearing organization to meet our requirement of $78,489,000.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Commitments and contingencies

In the normal course of business, we enter into underwriting commitments. As of September 30, 2011, we had no open transactions involving such commitments.

As part of our recruiting efforts, we offer loans to prospective financial advisors and certain key revenue producers primarily for recruiting and/or retention purposes. These commitments are contingent upon certain events occurring including, but not limited to, the individual joining us and, in most circumstances, require them to meet certain production requirements. In certain circumstances, we may make commitments prior to funding them. As of September 30, 2011, we have made commitments to either prospects that have accepted our offer or recently recruited producers of approximately $12,553,000 that has not yet been funded.

As a result of the extensive regulation of the financial services industry, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

Lease commitments

Long-term lease agreements expire at various times through fiscal 2022. Minimum annual rental payments as of September 30, 2011 under such agreements for the succeeding five fiscal years are approximately (in thousands):

Fiscal 2012	$	31,689
Fiscal 2013		28,867
Fiscal 2014		23,440
Fiscal 2015		19,298
Fiscal 2016		16,460
Thereafter		23,863
Total	$	143,617

Certain leases contain rent holidays, leasehold improvement incentives, renewal options and/or escalation clauses.

Auction rate securities matters

In connection with Auction Rate Securities ("ARS"), we were subject to investigations by the SEC, certain states led by Florida's Office of Financial Regulation, and the Texas Securities Board regarding the sale of ARS. On June 29, 2011, we finalized settlements with the SEC and other regulatory authorities, concluding investigations by the regulators into our offer and sale of ARS. Under these settlement agreements, in July and August, 2011 we extended an offer to purchase at par, from certain current and former clients, eligible ARS that were purchased through us on or before February 13, 2008, provided the eligible ARS were not transferred away from us prior to January 1, 2006 and those securities were held on February 13, 2008. This offer did not extend to clients whose accounts were owned, managed or advised by or through correspondent broker-dealers or unaffiliated investment advisors or who acted as institutional money managers and did not hold ARS in our accounts. This offer remained open for a period of 75 days from the date which we sent the first offer notice to each respective current or former client. The repurchase offer expired on September 29, 2011 for most of our current and former clients; a very limited number of offers to current and former clients remained open through certain dates in October, 2011.

As of September 30, 2011, $123.8 million par value ARS were purchased from current or former clients as a result of this settlement. All of the ARS were repurchased by a non-broker-dealer subsidiary of our Parent (the "Repurchasing Subsidiary") on our behalf. The fair value of the ARS repurchased from clients by the Repurchasing Subsidiary was $102 million.

Legal matter contingencies

We are a defendant or co-defendant in various lawsuits and arbitrations incidental to our securities business as well as other corporate litigation. We are contesting the allegations in these cases and believe that there are meritorious defenses in each of these lawsuits and arbitrations. In view of the number and diversity of claims against us, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be. Refer to Note 1 for a discussion of our criteria for establishing a range of possible loss related to such matters. As of September 30, 2011, management currently estimates the aggregate range of possible loss is from $0 to an amount of up to $2 million in excess of the accrued liability (if any) related to these matters. In the opinion of management, based on current available information, review with outside legal counsel, and consideration of the accrued liability amounts provided for in the accompanying Consolidated Statement of Financial Condition with respect to these matters, ultimate resolution of these matters will not have a material adverse impact on our consolidated financial position.

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Raymond James & Associates, Inc.:

In planning and performing our audit of the consolidated financial statements of Raymond James & Associates, Inc. and subsidiaries (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of and for the year ended September, 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry customer commodities positions, carry customer contracts of sale of any commodity for future delivery or perform custodian functions relating to such commodities or contracts, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and
2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

KPMG

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at September 30, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors of Raymond James & Associates, Inc., management, the SEC, the CFTC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 23, 2011
Certified Public Accountants

International Headquarters: The Raymond James Financial Center
880 Carillon Parkway | St. Petersburg, FL 33716
727-567-1000 | raymondjames.com

Consolidated Statement of Financial Condition

SEPTEMBER 30, 2011

RAYMOND JAMES
& ASSOCIATES, INC.